Exhibit 99.1

Freeline Reports Third Quarter 2022 Financial Results and Corporate Update

Entered into definitive agreement to sell CMC-focused German subsidiary and related IP for $25 million, while retaining rights to AAVS3 capsid and maintaining access to capabilities and technologies

Streamlining organization and extending cash runway into 2024

Prioritizing development of FLT201 in Gaucher disease and FLT190 in Fabry disease; ceasing investment in further development of FLT180a in hemophilia B

Updated data from first cohort of MARVEL-1 trial show FLT190 continues to be well-tolerated with sustained a-Gal A enzyme increases up to three years after dosing

LONDON, November 15, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today reported financial results for the third quarter of 2022 and announced its decisions to sell its CMC-focused subsidiary in Germany to Ascend Gene and Cell Therapies Ltd, streamline its organization to increase efficiency and strengthen its financial position, and prioritize the development of FLT201 in Gaucher disease and FLT190 in Fabry disease. Additionally, Freeline announced updated data from the first cohort of the MARVEL-1 Phase 1/2 clinical trial of FLT190 showing encouraging safety and durability.

“The actions we announced today make Freeline a stronger and more agile company that is well-positioned to execute on our clinical programs and deliver on the promise of gene therapy for people with debilitating chronic diseases,” said Michael Parini, Chief Executive Officer of Freeline. “Prioritizing FLT201 for Gaucher disease and FLT190 for Fabry disease allows us to focus on programs that we believe have the greatest potential to benefit patients and drive value for shareholders. By streamlining the organization, selling our German subsidiary and moving to a flexible partnership model for CMC, we are also extending our cash runway through key data readouts and enhancing our ability to achieve our near- and long-term goals.”

Selling German CMC Subsidiary and Partnering with Ascend

Freeline has entered into a definitive agreement to sell its subsidiary, Freeline Therapeutics GmbH, and certain related intellectual property to Ascend for $25 million, subject to purchase price adjustments. Ascend is a specialist biopharma contract development manufacturing organization (CDMO) with operations in the United Kingdom and the United States and has assembled a transatlantic group of investors, including Abingworth, Petrichor and Monograph Capital, to support building the company. Freeline Therapeutics GmbH specializes in CMC process development, analytics and AAV technologies. The entity has approximately 55 employees and leased facilities in Munich. The transaction is expected to close in the first quarter of 2023 subject to customary closing conditions, including receipt of regulatory approvals.

At closing, Freeline and Ascend will enter into an intellectual property agreement that will assign certain patents and know-how related to CMC capabilities and technologies to Ascend. Freeline will maintain its rights to its AAVS3 capsid, and the agreement will include a back-license to Freeline of the assigned rights necessary to develop and commercialize its current product candidates.

Freeline will also simultaneously enter into a transitional services agreement with Ascend that will allow Freeline to maintain flexible access to analytical and process development capabilities and dedicated personnel for a period of 18 months following closing of the transaction. The agreement will include a guaranteed minimum spend by Freeline of approximately $7.9 million over that 18-month period.

Streamlining the Organization

Freeline completed a thorough financial and organizational assessment to prioritize key capabilities, increase efficiencies and reduce expenses. As a result, the company is reducing its US and UK workforce by approximately 30 employees. This reduction would bring Freeline’s headcount to approximately 100 employees by the end of 2022, including the transfer of the employees in Germany to Ascend as part of the sale of Freeline Therapeutics GmbH.

Prioritizing Clinical Portfolio

As a result of a previously announced evaluation of strategic options for FLT180a, its investigational gene therapy for hemophilia B, Freeline has decided to focus its resources on FLT201 and FLT190, which have the potential to be first-in-class and/or best-in-class programs, and stop investment in further development of FLT180a without a partner. The clinical data to date support FLT180a’s potential to be an important treatment option for patients with hemophilia B, if approved, and efforts to seek a partner to potentially bring FLT180a into Phase 3 development are ongoing.

“We are highly committed to the patients treated in our clinical trials and will continue the follow-up on all patients in our B-AMAZE and B-LIEVE studies,” Parini said. “We want to thank the patients, investigators and clinical sites for their trust and participation. Their collective contributions have advanced the understanding of gene therapy for hemophilia B as well as other diseases.”

Durable α-Gal A Increases in Fabry Patients from First Cohort of MARVEL-1 Trial

Updated data from the first cohort of the MARVEL-1 dose-finding trial in Fabry disease shows that FLT190 continues to be well-tolerated and induced durable increases of α-galactosidase A (α-Gal A). People with classic Fabry disease have little to no functional α-Gal A enzyme, and FLT190 is an investigational AAV gene therapy designed to induce α-Gal A expression, with the aim of eliminating the need for enzyme replacement therapy (ERT). Data from the two patients treated in the first cohort at a dose of 7.5e11 vg/kg showed that as of August 2022:

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Elevated α-Gal A levels have been sustained for up to three years in Patient 1 and one year in Patient 2, with Patient 2 continuing to remain off ERT.
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FLT190 has been well-tolerated.
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No long-term cardiac sequelae have been observed following the early and transient mild myocarditis in both patients. The myocarditis resolved on its own in both patients.

Freeline initiated dosing in the second cohort (1.5e12 vg/kg) in September 2022.

Anticipated Upcoming Clinical Milestones

Freeline remains on track for its previously disclosed milestones for FLT201 and FLT190.

FLT201 in Gaucher disease

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Begin dosing patients in the GALILEO-1 Phase 1/2 dose-finding trial by the end of 2022
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Report initial safety and efficacy data in first half of 2023
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Report updated safety and efficacy data in the second half of 2023

FLT190 in Fabry disease

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Report initial safety and efficacy data from the second cohort of MARVEL-1 in the first half of 2023

Q3 2022 Financial Results

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Cash Position: Unrestricted cash and cash equivalents were $65.8 million as of September 30, 2022, compared to $117.7 million as of December 31, 2021. With the changes announced today, Freeline now expects that its current level of cash and cash equivalents, plus the anticipated proceeds from the sale of Freeline Therapeutics GmbH, will enable the company to fund its planned operations into 2024.

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Research and Development (R&D) Expenses: R&D expenses for the nine months ended September 30, 2022, were $53.6 million, compared to $70.8 million for the same period in 2021. The decrease of $17.2 million was primarily driven by lower personnel expenses and share-based compensation as a result of the company’s 2021 reduction in force. In addition, the company saw decreases in manufacturing activities related to FLT201, clinical trial costs related to FLT180a, and spending related to FLT210, its hemophilia A program that was discontinued in 2021. These decreases were partially offset by an increase in FLT190 spending related to ongoing clinical trial costs for the Phase 1/2 MARVEL-1 clinical trial in 2022.

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General and Administrative (G&A) Expenses: G&A expenses decreased by $12.2 million to $25.0 million for the nine months ended September 30, 2022, compared to $37.2 million for the same period in 2021. The decrease was driven primarily by lower personnel expenses and share-based compensation as a result of the company’s 2021 reduction in force and reduced legal and professional fees and other related expenses.

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Net Loss: Net loss was $66.0 million, or $1.15 per share, for the nine months ended September 30, 2022, compared to a net loss of $105.7 million, or $2.96 per share, for the nine months ended September 30, 2021.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated gene therapies. The company is dedicated to improving patient lives through innovative, one-time treatments for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The company’s integrated gene therapy platform includes in-house capabilities in research and clinical development. The company is advancing clinical programs in Fabry disease and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the Company’s strategies, anticipated operating and financial performance and financial condition; the Company’s expectations regarding its use of cash and cash runway; the potential of FLT201 in Gaucher disease and FLT190 in Fabry disease to provide first- and/or best-in class gene therapy candidates; the transaction with Ascend Gene and Cell Therapies Ltd., including the parties’ ability to consummate the transaction and the anticipated timing thereof, the terms of related agreements to be signed at closing and the anticipated benefits of the transaction, including Ascend’s ability to perform under the transitional services agreement and meet the Company’s requirements; the timing of initiation, enrollment, continuation, completion and the outcome of clinical trials and data readouts from such trials; the potential of FLT180a in hemophilia B to be an important treatment option for patients with hemophilia B, if approved and the outcome of the ongoing efforts to seek a partner to potentially bring FLT180a into Phase 3 development. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates; whether the Company will be able to realize the anticipated benefits of the transaction with Ascend and whether the transaction may close in the anticipated time frame or at all. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Unaudited Condensed Consolidated Statement of Operations Data
 (in thousands of U.S. dollars, except per share data)

	For the Nine Months Ended September 30,
	2022	2021
OPERATING EXPENSES:
Research and development	$ 53,561	$ 70,827
General and administrative	25,009	37,219
Total operating expenses	78,570	108,046
LOSS FROM OPERATIONS:	(78,570)	(108,046)
OTHER INCOME (EXPENSE), NET:
Other income, net	5,451	493
Gain on lease termination	5,307	—
Interest income, net	631	350
Benefit from R&D tax credit	1,304	1,541
Total other income, net	12,693	2,384
Loss before income taxes	(65,877)	(105,662)
Income tax expense	(96)	(29)
Net loss	$ (65,973)	$ (105,691)
Net loss per share attributable to ordinary shareholders—basic and diluted	(1.15)	(2.96)
Weighted average ordinary shares outstanding—basic and diluted	57,384,985	35,686,751

Unaudited Condensed Consolidated Balance Sheet Data

(in thousands of U.S. dollars)

	September 30,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 65,848	$ 117,662
Prepaid expenses and other current assets	8,256	10,630
Total current assets	74,104	128,292
NON-CURRENT ASSETS:
Property and equipment, net	10,781	9,906
Operating lease right of use assets	11,708	—
Other non-current assets	3,482	2,927
Total assets	$ 100,075	$ 141,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 9,956	$ 5,187
Accrued expenses and other current liabilities	9,578	15,497
Operating lease liabilities, current	2,882	—
Total current liabilities	22,416	20,684
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	9,077	—
Total liabilities	$ 31,493	$ 20,684
SHAREHOLDERS’ EQUITY:
Deferred shares	137	137
Additional paid-in capital	499,651	467,213
Accumulated other comprehensive (loss) gain	(8,852)	9,472
Accumulated deficit	(422,354)	(356,381)
Total shareholders’ equity	68,582	120,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 100,075	$ 141,125

Media and Investor Contact:

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Corporate Communications

+ 1 617 283 4298